As filed with the Securities and Exchange Commission on October 31, 2011

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

1933 Act File No. 333-162592

Form N-2

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

☐  PRE-EFFECTIVE AMENDMENT NO.
☑  POST-EFFECTIVE AMENDMENT NO. 5

GLADSTONE CAPITAL CORPORATION
(Exact name of registrant as specified in charter)

1521 WESTBRANCH DRIVE, SUITE 200
MCLEAN, VA 22102
(Address of principal executive offices)

Registrant’s telephone number, including area code: (703) 287-5800

DAVID GLADSTONE
CHAIRMAN AND CHIEF EXECUTIVE OFFICER
GLADSTONE CAPITAL CORPORATION
1521 WESTBRANCH DRIVE, SUITE 200
MCLEAN, VIRGINIA 22102
(Name and address of agent for service)

COPIES TO:

THOMAS R. SALLEY
DARREN K. DESTEFANO
CHRISTINA L. NOVAK
COOLEY LLP
ONE FREEDOM SQUARE
RESTON TOWN CENTER
11951 FREEDOM DRIVE
RESTON, VIRGINIA 20190
(703) 456-8000
(703) 456-8100 (facsimile)

Approximate date of proposed public offering:  From time to time after the effective date of this registration statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☑

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

EXPLANATORY NOTE

This Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 (File No. 333-162592) of Gladstone Capital Corporation (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 5 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 5 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 5 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

Part C — OTHER INFORMATION

Item 25.	Financial Statements and Exhibits

1.	Financial Statements

The following financial statements of Gladstone Capital Corporation (the “Company” or the “Registrant”) are included in the Registration Statement in “Part A: Information Required in a Prospectus:”

GLADSTONE CAPITAL CORPORATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

2.	Exhibits

Exhibit
Number		Description

2	.a.1	Articles of Amendment and Restatement of the Articles of Incorporation, incorporated by reference to Exhibit a.2 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-63700), filed July 27, 2001.
2	.a.2	Articles Supplementary Establishing and Fixing the Rights and Preferences of the Term Preferred Shares, including Appendix A thereto relating to the Term Preferred Shares, 7.125% Series 2016.
2	.b.1	By-laws, incorporated by reference to Exhibit b to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-63700), filed July 27, 2001.
2	.b.2	Amendment to By-laws, incorporated by reference to Exhibit 3.3 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2003 (File No. 814-00237), filed February 17, 2004.
2	.b.3	Second Amendment to By-laws, incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00237), filed July 10, 2007.

Exhibit
Number		Description

2	.b.4	Third Amendment to Bylaws, incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00237), filed June 10, 2011.
2	.c	Not applicable.
2	.d.1	Form of Direct Registration Transaction Advice for the Registrant’s common stock, par value $0.001 per share, incorporated by reference to Exhibit d to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-63700), filed July 27, 2001.
2	.d.2	Specimen Stock Certificate, incorporated by reference to Exhibit d.2 to Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-63700), filed August 23, 2001.
2	.d.3*	Form of Senior Indenture.
2	.d.4*	Form of Subordinated. Indenture.
2	.d.5	Specimen 7.125% Series 2016 Term Preferred stock certificate.
2	.e	Dividend Reinvestment Plan, incorporated by reference to Exhibit 2.e to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-63700), filed July 27, 2001.
2	.f	Not applicable.
2	.g.1	Amended and Restated Investment Advisory and Management Agreement between Gladstone Capital Corporation and Gladstone Management Corporation, dated as of October 1, 2006 incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00237), filed October 5, 2006 (renewed on July 11, 2011).
2	.h.1*	Equity Distribution Agreement, dated as of May 17, 2010, by and among Gladstone Capital Corporation, Gladstone Management Corporation and BB&T Capital Markets, a division of Scott & Stringfellow, LLC.
2	.h.2	Underwriting Agreement, dated as of October 28, 2011.
2	.i	Not applicable.
2	.j	Custodian Agreement between Gladstone Capital Corporation and The Bank of New York, dated as of May 5, 2006, incorporated by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 814-00237), filed August 1, 2006.
2	.k.1	Promissory Note of David Gladstone in favor of the Company, dated August 23, 2001, incorporated by reference to Exhibit 10.4 to the Registrant’s Quarterly Report on Form 10-Q for the period ended June 30, 2001, filed October 4, 2001.
2	.k.2	Redemption Agreement, dated as of September 7, 2010, between Gladstone Capital Corporation and David Gladstone, incorporated by reference to Exhibit 10.10 to the Registrant’s Annual Report on Form 10-K (File No. 814-00237), filed November 22, 2010.
2	.k.3	Third Amended and Restated Credit Agreement dated as of May 15, 2009 by and among Gladstone Business Loan, LLC as Borrower, Gladstone Management Corporation as Servicer, the Committed Lenders named therein, the CP Lenders named therein, the Managing Agents named therein, and Key Equipment Finance Inc. as Administrative Agent, incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00237), filed May 19, 2009.
2	.k.4	Administration Agreement between Gladstone Capital Corporation and Gladstone Administration, LLC, dated as of October 1, 2006 incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00237), filed October 5, 2006 (renewed on July 11, 2011).
2	.k.5	Fourth Amended and Restated Credit Agreement dated as of March 15, 2010 by and among Gladstone Business Loan, LLC as Borrower, Gladstone Management Corporation as Servicer, the Lenders named therein, the Managing Agents named therein, and Key Equipment Finance Inc. as Administrative Agent, incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00237), filed March 16, 2010.
2	.k.6	Amendment No. 1 to Fourth Amended and Restated Credit Agreement dated as of November 22, 2010 by and among Gladstone Business Loan, LLC as Borrower, Gladstone Management Corporation as Servicer, the Committed Lenders named therein, the Managing Agents named therein, and Key Equipment Finance Inc. as Administrative Agent, incorporated by reference to Exhibit 10.8 to the Registrant’s Annual Report on Form 10-K (File No. 814-00237), filed November 22, 2010.

Exhibit
Number		Description

2	.l.1*	Opinion of Cooley Godward Kronish LLP.
2	.l.2	Opinion of Cooley LLP.
2	.m	Not applicable.
2	.n.1*	Consent of Independent Registered Public Accounting Firm.
2	.n.2*	Consent of Cooley Godward Kronish LLP (included in Exhibit 2.1).
2	.n.3*	Report of Independent Registered Public Accounting Firm on Financial Statement Schedule.
2	.n.4	Consent of Cooley LLP (included in Exhibit 2.l.2).
2	.o	Not applicable.
2	.p	Subscription Agreement dated May 30, 2001, incorporated by reference to incorporated by reference to Exhibit p to the Registration Statement on Form N-2 (File No. 333-63700), filed June 22, 2001.
2	.q	Not applicable.
2	.r	Code of Ethics and Business Conduct, incorporated by reference to Exhibit 14.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00237), filed October 12, 2005.
2	.s.1*	Power of Attorney.
2	.s.2*	Power of Attorney.

*	Previously filed.

Item 26.	Marketing Arrangements

The information contained under the heading “Plan of Distribution” on page 124 of the prospectus is incorporated herein by reference, and any information concerning any underwriters will be contained in the accompanying prospectus supplement, if any.

Item 27.	Other Expenses of Issuance and Distribution

Commission registration fee	$16,740
FINRA fee	$30,500
Accounting fees and expenses	$200,000	*
Legal fees and expenses	$200,000	*
Printing and engraving	$200,000	*
Total	$647,240	*

*	These amounts are estimates.

All of the expenses set forth above shall be borne by the Registrant.

Item 28.	Persons Controlled by or Under Common Control

Gladstone Capital Advisers, Inc., a Delaware corporation and wholly-owned subsidiary of the Registrant.

U.S. Healthcare Communications, Inc., a Delaware corporation and wholly-owned subsidiary of the Registrant.

USHC Legal Inc., a New Jersey corporation and wholly-owned subsidiary of the Registrant.

Gladstone Business Loan, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Registrant.

Gladstone Financial Corporation, a Delaware corporation and wholly-owned subsidiary of the Registrant.

BERTL, Inc., a Delaware corporation controlled by the Registrant through 29% common stock ownership.

LYP Holdings Corp., a Delaware corporation controlled by the Registrant.

LocalTel, LLC, a Delaware limited liability company controlled by LYP Holdings Corp., through 57% ownership.

LYP, LLC, a Delaware limited liability company controlled by LYP Holdings Corp., through 100% ownership.

Lindmark Acquisition, LLC a Delaware limited liability company controlled by Lindmark Holdings Corp., through 50% ownership.

Lindmark Holdings Corp., a Delaware corporation controlled by the Registrant.

Defiance Integrated Technologies, Inc., a Delaware corporation controlled by the Registrant, through 58% ownership.

1090 Perry Acquisition Corp., a Delaware corporation controlled by Defiance Integrated Technologies, Inc., through 100% ownership.

JBM Tool & Die, Inc., a Delaware corporation controlled by Defiance Integrated Technologies, Inc., through 100% ownership.

Pro Shear Corporation, a Delaware corporation controlled by Defiance Integrated Technologies, Inc., through 100% ownership.

Midwest Metal Distribution, Inc., a Delaware corporation controlled by Gladstone Metal, LLC through 70% ownership.

Gladstone Metal, LLC, a Delaware limited liability company controlled by the Registrant.

SCI Cable, Inc, a Kansas corporation controlled by the Registrant by board control.

Kansas Cable Holdings, Inc., a Delaware corporation controlled by the Registrant through 100% ownership.

Sunshine Media Group, Inc., a Delaware corporation controlled by the Registrant through 50% ownership.

Publication Holdings, Inc., a Delaware corporation controlled by the Registrant through 100% ownership.

Georgia Film Holdings, LLC, a Delaware limited liability company controlled by the Registrant through 100% ownership.

Gladstone Investment Corporation, a Delaware corporation controlled by the Registrant’s officers and directors.

Gladstone Business Investment, LLC, a Delaware limited liability company and wholly-owned subsidiary of Gladstone Investment Corporation.

Gladstone Investment Advisers, Inc., a Delaware corporation and wholly-owned subsidiary of Gladstone Investment Corporation.

ACME Cryogenics Inc., a Pennsylvania corporation controlled by Gladstone Investment Corporation through 53% ownership.

CCE Investment Corp., a Delaware corporation and wholly-owned subsidiary of Gladstone Investment Corporation.

Mustang Eagle Partnership, LLC, a Delaware limited liability company and wholly-owned subsidiary of CCE Investment Corp.

Country Club Enterprises, LLC, a Massachusetts limited liability company, controlled by Mustang Eagle Partnership, LLC through 52% ownership.

ASH Holdings Corp., a Delaware corporation and wholly-owned subsidiary of Gladstone Investment Corporation.

Auto Safety House, LLC, a Delaware limited liability company, controlled by ASH Holdings, Corp. through 74% ownership.

Galaxy Tool Holding Corporation, a Delaware corporation controlled by Gladstone Investment Corporation through 60% ownership.

Mathey Investments, Inc., a Oklahoma corporation controlled by the Gladstone Investment Corporation through 97% ownership.

Tread Corporation, a Delaware corporation controlled by Gladstone Investment Corporation through 51% ownership.

Neville Limited, a Delaware corporation controlled by Gladstone Investment Corporation through 100% stock ownership.

Quench Holdings Corp., a Delaware corporation controlled by Gladstone Investment Corporation.

Precision Southeast Holdings, Inc., a Delaware corporation controlled by Gladstone Investment Corporation through 91% stock ownership.

SBS Industries Holdings, Inc., a Delaware corporation controlled by the Registrant through 85% ownership.

SBS Industries, LLC, a Delaware limited liability company controlled by SBS Industries Holdings, Inc. through 100% ownership.

Venyu Solutions, Inc, a Louisiana corporation controlled by Venyu Holdings, LLC through 100% ownership.

Venyu Holdings, LLC, a Delaware limited liability company controlled by Venyu Investments, LLC though 60% ownership.

Venyu Investments, LLC, a Delaware limited liability company controlled by Gladstone Investment Corporation through 100% ownership.

MRP Holdings Corp., a Delaware corporation controlled by Gladstone Investment Corporation through 30% ownership.

Gladstone SOG Investments, Inc., a Delaware corporation and wholly-owned subsidiary of the Registrant.

SOG Investment I LLC, a Delaware limited liability company controlled by Gladstone SOG Investments, Inc. through 100% ownership.

Gladstone Commercial Corporation, a Maryland corporation controlled by the Registrant’s officers and directors.

GCLP Business Trust I, a Massachusetts business trust controlled by Gladstone Commercial Corporation.

GCLP Business Trust II, a Massachusetts business trust controlled by Gladstone Commercial Partners, LLC.

Gladstone Commercial Partners, LLC, a Delaware limited liability company and wholly-owned subsidiary of Gladstone Commercial Corporation.

Gladstone Commercial Advisers, Inc., a Delaware corporation and wholly-owned subsidiary of Gladstone Commercial Corporation.

First Park Ten COCO San Antonio GP LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

First Park Ten COCO San Antonio LP, a Delaware limited partnership controlled by its general partner, First Park Ten COCO San Antonio GP LLC.

COCO04 Austin TX GP LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

COCO04 Austin TX LP, a Delaware limited partnership controlled by its general partner, COCO04 Austin TX GP LLC.

Pocono PA GCC, LP, a Delaware limited partnership controlled by its general partner, Pocono PA GCC GP LLC.

Gladstone Commercial Limited Partnership, a Delaware limited partnership controlled by its general partner GCLP Business Trust II.

GCC Acquisition Holdings LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

SLEE Grand Prairie LP, a Delaware limited partnership controlled by its general partner, GCC Acquisition Holdings, Inc.

EE 208 South Rogers Lane, Raleigh, NC LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

Gladstone Commercial Lending LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

260 Springside Drive Akron OH LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

Little Arch04 Charlotte NC Member LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

Little Arch Charlotte NC LLC, a Delaware limited liability company controlled by its sole member, Little Arch04 Charlotte NC Member LLC.

CMI04 Canton NC LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

OB Midway NC Gladstone Commercial LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

GCC Granby LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

Granby Property Trust, a Delaware statutory trust controlled by its grantor, GCC Granby LLC.

GCC Dorval LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

Dorval Property Trust, a Delaware statutory trust controlled by its grantor, GCC Dorval LLC.

3094174 Nova Scotia Company, a Nova Scotia corporation controlled by its sole stockholder, Gladstone Commercial Limited Partnership.

3094175 Nova Scotia Company, a Nova Scotia corporation controlled by its sole stockholder, Gladstone Commercial Limited Partnership.

WMI05 Columbus OH LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

2525 N Woodlawn Vstrm Wichita KS LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

Corning Big Flats LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

OB Crenshaw SPE GP LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

OB Crenshaw GCC LP, a Delaware limited partnership controlled by its general partner, OB Crenshaw SPE GP LLC.

HMBF05 Newburyport MA LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

YorkTC05 Eatontown NJ LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

STI05 Franklin NJ LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

AFL05 Duncan SC Member LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

AFL05 Duncan SC LLC, a Delaware limited liability company controlled by its sole member, AFL05 Duncan SC Member LLC.

MSI05-3 LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

WMI05 Hazelwood MO LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

CI05 Clintonville WI LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

PZ05 Maple Heights OH LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

YCC06 South Hadley MA LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

NW05 Richmond VA LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

SVMMC05 Toledo OH LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

ACI06 Champaign IL LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

UC06 Roseville MN LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

TCI06 Burnsville MN LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

RC06 Menomonee Falls WI LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

SJMH06 Baytown TX GP LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

SJMH06 Baytown TX LP, a Delaware limited partnership controlled by its general partner, SJMH06 Baytown TX GP LLC.

NJT06 Sterling Heights MI LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

CMS06-3 LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

MPI06 Mason OH LLC, a Delaware limited liability company, controlled by its manager, Gladstone Commercial Limited Partnership.

GSM LLC, a Delaware limited liability company, controlled by its manager, Gladstone Commercial Limited Partnership.

AC07 Lawrenceville GA LLC, a Delaware limited liability company, controlled by its manager, Gladstone Commercial Limited Partnership.

EE07 Raleigh NC GP LLC, a Delaware limited liability company, controlled by its manager, Gladstone Commercial Limited Partnership.

EE07 Raleigh NC, L.P., a Delaware limited partnership, controlled by its general partner, EE07 Raleigh NC GP LLC.

WPI07 Tulsa OK LLC, a Delaware limited liability company, controlled by its manager, Gladstone Commercial Limited Partnership.

APML07 Hialeah FL LLC, a Delaware limited liability company, controlled by its manager, Gladstone Commercial Limited Partnership.

EI07 Tewksbury MA LLC, a Delaware limited liability company, controlled by its manager, Gladstone Commercial Limited Partnership.

GBI07 Syracuse NY LLC, a Delaware limited liability company, controlled by its manager, Gladstone Commercial Limited Partnership.

CDLCI07 Mason OH LLC, a Delaware limited liability company, controlled by its manager, Gladstone Commercial Limited Partnership.

FTCH107 Grand Rapids MI LLC, a Delaware limited liability company, controlled by its manager, Gladstone Commercial Limited Partnership.

DBP107 Bolingbrook IL LLC, a Delaware limited liability company, controlled by its manager, Gladstone Commercial Limited Partnership.

Pocono PA GCC GP LLC, a Delaware limited liability company, controlled by its manager, Gladstone Commercial Limited Partnership.

RCOG07 Georgia LLC, a Delaware limited liability company, controlled by its manager Gladstone Commercial Limited Partnership.

C08 Fridley MN LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

SRFF08 Reading PA GP LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

SRFF08 Reading PA, L.P., a Delaware limited partnership controlled by its general partner, SRFF08 Reading PA GP LLC.

OS08 Winchester VA LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

RB08 Concord OH LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

RPT08 Pineville NC GP LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

RPT08 Pineville NC L.P., a Delaware limited partnership controlled by its general partner, RPT08 Pineville NC GP LLC.

FMCT08 Chalfont PA GP LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

FMCT08 Chalfont PA, L.P., a Delaware limited partnership controlled by its general partner, FMCT08 Chalfont PA GP LLC.

D08 Marietta OH LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

ELF08 Florida LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

SCC10 Orange City IA LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

TMC11 Springfield MO LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

FS11 Hickory NC GP LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

FS11 Hickory NC, LP, a Delaware limited partnership controlled by its general partner, FS11 Hickory NC GP LLC.

AFR11 Parsippany NJ LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

Hemingway at Boston Heights, LLC, an Ohio limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

Gladstone Land Corporation, a Maryland corporation controlled by David Gladstone through indirect 100% stock ownership.

Gladstone Land Partners, LLC, a Delaware limited liability company controlled by its manager, Gladstone Land Corporation.

Gladstone Land Advisers, Inc., a Delaware corporation and wholly-owned subsidiary of Gladstone Land Corporation.

Gladstone Land Limited Partnership, a Delaware limited partnership controlled by its general partner, Gladstone Land Partners, LLC.

San Andreas Road Watsonville LLC, a California limited liability company controlled by its manager, Gladstone Land Limited Partnership.

West Gonzales Road Oxnard LLC, a California limited liability company controlled by its manager, Gladstone Land Limited Partnership.

West Beach Street Watsonville, LLC, a California limited liability company controlled by its manager, Gladstone Land Limited Partnership.

Dalton Lane Watsonville, LLC, a California limited liability company controlled by its manager, Gladstone Land Limited Partnership.

Keysville Road Plant City, LLC, a Florida limited liability company controlled by its manager, Gladstone Land Limited Partnership.

Gladstone Holding Corporation, a Delaware corporation controlled by David Gladstone through 100% indirect stock ownership.

Gladstone Management Corporation, a Delaware corporation controlled by Gladstone Holding Corporation, through 100% ownership.

Gladstone Administration, LLC, a Delaware limited liability company and wholly-owned subsidiary of Gladstone Holding Corporation.

Gladstone Securities, LLC, a Connecticut limited liability company controlled by its member, Gladstone Holding Corporation.

Gladstone General Partner, LLC, a Delaware limited liability company controlled by its manager, Gladstone Management Corporation.

Gladstone Participation Fund LLC, a Delaware limited liability company controlled by Gladstone General Partner, LLC.

Gladstone Partners Fund, LP, a Delaware limited partnership controlled by its general partner, Gladstone Management Corporation.

Gladstone Lending Corporation, a Maryland corporation controlled by David Gladstone through 100% indirect stock ownership.

Item 29.	Number of Holders of Securities

The following table sets forth the approximate number of record holders of our common stock at October 27, 2011.

Number of
Title of Class	Record Holders

Common Stock, par value $0.001 per share	65

Item 30.	Indemnification

Subject to the Investment Company Act of 1940, as amended (the “1940 Act”) or any valid rule, regulation or order of the Securities and Exchange Commission (“SEC”) thereunder, our articles of incorporation and bylaws provide that we will indemnify any person who was or is a party or is threatened to be made a party to any threatened action, suit or proceeding whether civil, criminal, administrative or investigative, by reason of the fact that he is or was our director or officer, or is or was serving at our request as a director, officer, partner or trustee of another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise to the maximum extent permitted by Section 2-418 of the Annotated Code of Maryland, Corporations and Associations (the “Maryland Law”). The 1940 Act provides that a company may not indemnify any director or officer against liability to it or its security holders to which he or she might otherwise be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office unless a determination is made by final decision of a court, by vote of a majority of a quorum of directors who are disinterested, non-party directors or by independent legal counsel that the liability for which indemnification is sought did not arise out of the foregoing conduct. In addition to any indemnification to which our directors and officers are entitled pursuant to our articles of incorporation and bylaws and Maryland Law, our articles of incorporation and bylaws permit us to indemnify our other employees and agents to the fullest extent permitted by Maryland Law, whether such employees or agents are serving us or, at our request, any other entity.

In addition, the investment advisory and management agreement between us and our investment adviser, Gladstone Management Corporation (the “Adviser”), as well as the administration agreement between us and our administrator Gladstone Administration, LLC (the “Administrator”), each provide that, absent willful misfeasance, bad faith, or gross negligence in the performance of their respective duties or by reason of the reckless disregard of their respective duties and obligations, our Adviser or our Administrator, as applicable, and their respective officers, managers, partners, agents, employees, controlling persons, members, and any other person or entity affiliated with it are entitled to indemnification from us for any damages, liabilities, costs, and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of our Adviser’s services under the investment advisory and management agreement or otherwise as our investment adviser, or the rendering of our Administrator’s services under the administration agreement, as applicable.

Item 31.	Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation or employment of a substantial nature in which our Adviser, and each director or executive officer of our Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the section entitled “Management.” Additional information regarding our Adviser and its officers and directors is set forth in its Form ADV, as filed with the SEC, and is incorporated herein by reference.

Item 32.	Location of Accounts and Records

All accounts, books or other documents required to be maintained by Section 31(a) of the 1940 Act and the rules thereunder are maintained at the offices of:

(1) the Registrant, Gladstone Capital Corporation, 1521 Westbranch Drive, Suite 200, McLean, VA 22102;

(2) the Transfer Agent, BNY Mellon Shareowner Services, 480 Washington Boulevard, Jersey City, NJ 07310;

(3) the Adviser, Gladstone Management Corporation, 1521 Westbranch Drive, Suite 200, McLean, VA 22102;

(4) the Custodian, The Bank of New York Mellon Corp., 2 Hanson Place, Sixth Floor, Brooklyn, NY 11217; and

(5) the Collateral Custodian, The Bank of New York Mellon Corp., 2 Hanson Place, Sixth Floor, Brooklyn, NY 11217.

Item 33.	Management Services

Not applicable.

Item 34.	Undertakings

1.	We hereby undertake to suspend the offering of shares until the prospectus is amended if, subsequent to the effective date of this registration statement, our net asset value declines more than ten percent from our net asset value as of the effective date of this registration statement.

2. We hereby undertake:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended, or the Securities Act;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b)	that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(d)	that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

(e)	that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities: The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act;

(ii)	the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iii)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser;

(f)	to file a post-effective amendment to the registration statement, and to suspend any offers or sales pursuant the registration statement until such post-effective amendment has been declared effective under the Securities Act, in the event the shares of the Registrant are trading below its net asset value and either (i) the Registrant receives, or has been advised by its independent registered accounting firm that it will receive, an audit report reflecting substantial doubt regarding the Registrant’s ability to continue as a going concern or (ii) the Registrant has concluded that a material adverse change has occurred in its financial position or results of operations that has caused the financial statements and other disclosures on the basis of which the offering would be made to be materially misleading;

(g)	to file a post-effective amendment to the registration statement in respect of any one or more offerings of the Registrant’s shares (including warrants and/or rights to purchase the shares) below net asset value that will result in greater than 15% dilution, in the aggregate, to existing net asset value per share; and

(h)	to file a post-effective amendment to the registration statement in connection with any rights offering.

3. We hereby undertake that:

(a)	for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us under Rule 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(b)	for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-Effective Amendment No. 5 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of McLean and Commonwealth of Virginia, on the 31st day of October 2011.

GLADSTONE CAPITAL CORPORATION

By:	/s/ DAVID GLADSTONE
David Gladstone
Chairman of the Board and
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 5 to the Registration Statement has been signed below by the following persons in the capacities indicated on October 31, 2011:

By:	/s/ DAVID GLADSTONE David Gladstone Chief Executive Officer and Chairman of the Board of Directors (principal executive officer)

By:	/s/ DAVID WATSON David Watson Chief Financial Officer (principal financial and accounting officer)

By:	* Terry L. Brubaker Vice Chairman, Chief Operating Officer, Secretary and Director

By:	* George Stelljes III President, Chief Investment Officer and Director

By:	* David A. R. Dullum Director

By:	* Anthony W. Parker Director

By:	* Michela A. English Director

By:	* Paul W. Adelgren Director

By:	* John H. Outland Director

By:	* Gerard Mead Director

By:	* John Reilly Director

*By:	/s/ DAVID GLADSTONE David Gladstone (attorney-in-fact)

Exhibits

Exhibit
Number		Description

2	.a.1	Articles of Amendment and Restatement of the Articles of Incorporation, incorporated by reference to Exhibit a.2 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-63700), filed July 27, 2001.
2	.a.2	Articles Supplementary Establishing and Fixing the Rights and Preferences of the Term Preferred Shares, including Appendix A thereto relating to the Term Preferred Shares, 7.125% Series 2016.
2	.b.1	By-laws, incorporated by reference to Exhibit b to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-63700), filed July 27, 2001.
2	.b.2	Amendment to Bylaws, incorporated by reference to Exhibit 3.3 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2003 (File No. 814-00237), filed February 17, 2004.
2	.b.3	Second Amendment to Bylaws, incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00237), filed July 10, 2007.
2	.b.4	Third Amendment to Bylaws, incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00237), filed June 10, 2011.
2	.c	Not applicable.
2	.d.1	Form of Direct Registration Transaction Advice for the Registrant’s common stock, par value $0.001 per share, incorporated by reference to Exhibit d to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-63700), filed July 27, 2001.
2	.d.2	Specimen Stock Certificate, incorporated by reference to Exhibit d.2 to Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-63700), filed August 23, 2001.
2	.d.3*	Form of Senior Indenture.
2	.d.4*	Form of Subordinated Indenture.
2	.d.5	Specimen 7.125% Series 2016 Term Preferred stock certificate.
2	.e	Dividend Reinvestment Plan, incorporated by reference to Exhibit 2.e to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-63700), filed July 27, 2001.
2	.f	Not applicable.
2	.g.1	Amended and Restated Investment Advisory and Management Agreement between Gladstone Capital Corporation and Gladstone Management Corporation, dated as of October 1, 2006 incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00237), filed October 5, 2006 (renewed on July 11, 2011).
2	.h.1*	Equity Distribution Agreement, dated as of May 17, 2010, by and among Gladstone Capital Corporation, Gladstone Management Corporation and BB&T Capital Markets, a division of Scott & Stringfellow, LLC.
2	.h.2	Underwriting Agreement, dated as of October 28, 2011.
2	.i	Not applicable.
2	.j	Custodian Agreement between Gladstone Capital Corporation and The Bank of New York, dated as of May 5, 2006, incorporated by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 814-00237), filed August 1, 2006.
2	.k.1	Promissory Note of David Gladstone in favor of the Company, dated August 23, 2001, incorporated by reference to Exhibit 10.4 to the Registrant’s Quarterly Report on Form 10-Q for the period ended June 30, 2001, filed October 4, 2001.
2	.k.2	Redemption Agreement, dated as of September 7, 2010, between Gladstone Capital Corporation and David Gladstone, incorporated by reference to Exhibit 10.10 to the Registrant’s Annual Report on Form 10-K (File No. 814-00237), filed November 22, 2010.
2	.k.3	Third Amended and Restated Credit Agreement dated as of May 15, 2009 by and among Gladstone Business Loan, LLC as Borrower, Gladstone Management Corporation as Servicer, the Committed Lenders named therein, the CP Lenders named therein, the Managing Agents named therein, and Key Equipment Finance Inc. as Administrative Agent, incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00237), filed May 19, 2009.

Exhibit
Number		Description

2	.k.4	Administration Agreement between Gladstone Capital Corporation and Gladstone Administration, LLC, dated as of October 1, 2006 incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00237), filed October 5, 2006 (renewed on July 11, 2011).
2	.k.5	Fourth Amended and Restated Credit Agreement dated as of March 15, 2010 by and among Gladstone Business Loan, LLC as Borrower, Gladstone Management Corporation as Servicer, the Lenders named therein, the Managing Agents named therein, and Key Equipment Finance Inc. as Administrative Agent, incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00237), filed March 16, 2010.
2	.k.6	Amendment No. 1 to Fourth Amended and Restated Credit Agreement dated as of November 22, 2010 by and among Gladstone Business Loan, LLC as Borrower, Gladstone Management Corporation as Servicer, the Committed Lenders named therein, the Managing Agents named therein, and Key Equipment Finance Inc. as Administrative Agent, incorporated by reference to Exhibit 10.8 to the Registrant’s Annual Report on Form 10-K (File No. 814-00237), filed November 22, 2010.
2	.l.1*	Opinion of Cooley Godward Kronish LLP.
2	.l.2	Opinion of Cooley LLP.
2	.m	Not applicable.
2	.n.1*	Consent of Independent Registered Public Accounting Firm.
2	.n.2*	Consent of Cooley Godward Kronish LLP (included in Exhibit 2.1).
2	.n.3*	Report of Independent Registered Public Accounting Firm on Financial Statement Schedule.
2	.n.4	Consent of Cooley LLP (included in Exhibit 2.l.2).
2	.o	Not applicable.
2	.p	Subscription Agreement dated May 30, 2001, incorporated by reference to incorporated by reference to Exhibit p to the Registration Statement on Form N-2 (File No. 333-63700), filed June 22, 2001.
2	.q	Not applicable.
2	.r	Code of Ethics and Business Conduct, incorporated by reference to Exhibit 14.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00237), filed October 12, 2005.
2	.s.1*	Power of Attorney.
2	.s.2*	Power of Attorney.

*	Previously filed.